ENDORSEMENT APPLICABLE TO SPECIAL MONEY MARKET DOLLAR COST AVERAGING
                                    7/16/09

This Endorsement is part of your Contract, and the same definitions apply to the capitalized terms used herein. The benefit described in this Endorsement is subject to all the terms contained in your Contract, except as modified below. The terms and conditions of this Endorsement replace the terms and conditions in your Contract to the extent of any difference. In the event that a conflict exists between this Endorsement and the Contract, the terms of this Endorsement shall govern.

The term "Contract" as used in this Endorsement applies to either a Contract or Certificate.

In this Endorsement, "we", "our", and "us" mean AXA Equitable Life Insurance Company and "you" and "your" mean the Owner.

SPECIAL MONEY MARKET DOLLAR COST AVERAGING PROGRAM

You may elect to participate in a Special Money Market Dollar Cost Averaging ("DCA") Program at any time.

Under a Special Money Market DCA Program you allocate, depending upon the destination Investment Options you designate, all or any portion of your Contribution, to an interest bearing account for the program. However, if the Guaranteed Interest Option is a destination Investment Option under the Special Money Market DCA Program you elect, then you must allocate your entire Contribution to the Special Money Market DCA Program. If a destination Investment Option under the Special Money Market DCA Program is a Guaranteed Benefit Investment Option, then you must allocate your entire Contribution to the Special Money Market DCA Program you elect. If the destination Investment Options under the Special Money Market DCA Program you elect are all Non-Guaranteed Investment Options then you may allocate a portion of your Contribution to the Special Money Market DCA Program.

We transfer a portion of each amount allocated to the account to the Investment Options according to your allocation instructions on a systematic [monthly] basis, such that all amounts are transferred out of the account by the end of the program. Your transfer percentages must comply with the Investment Option Allocation Limits shown in your Contract. You may not change the destination Investment Options you have designated for the duration of the Special Money Market DCA Program. When any amounts under the Special Money Market DCA Program are to be transferred to the Guaranteed Benefit Investment Options, your allocation instructions for the Special Money Market DCA Program will be the same as your allocation instructions we have on file for your Contract. When all amounts under the Special Money Market DCA Program are transferred entirely to the Non-Guaranteed Benefit Investment Options, your allocation instructions may differ from the allocation instructions we have on file for your Contract. Transfers will be made on a first-in first-out (fifo) basis. Each program is for a [three, six, or twelve month] period or such other period we may make available to you in the future. The minimum initial amount that you may allocate to a Special Money Market DCA program is [$2,000.] You may elect to make subsequent Contributions to an existing Special Money Market DCA Program [in the first Contract Year]. The minimum subsequent Contribution amount that may be made to an existing program is [$250]. Subsequent Contributions to an existing Special Money Market DCA Program will not extend the expiration date of that program.


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You may have only one Special Money Market DCA Program in effect at a time. At the expiration of a Special Money Market DCA Program, you may start a new program with a new Contribution [in the first Contract Year].

Any amount held in an account for Special Money Market DCA becomes part of our general assets, which support the guarantees of this Contract and other contracts. We will credit the amount of each Contribution allocated to and remaining in an account for Special Money Market DCA with interest at the effective annual rate that was applicable to your program on the Transaction Date of the Contribution. We may set different rates for programs of different duration.

TRANSFER RULES

You may not transfer Annuity Account Value into a Special Money Market DCA Program. You may not transfer a Special Money Market DCA Program into another Special Money Market DCA Program [or into the Guaranteed Interest Option.] [Amounts transferred into the Guaranteed Interest Option may not exceed any limits described in the Data Pages.] Any request by you to transfer amounts out of an account for Special Money Market DCA, other than your regularly scheduled transfers to the Investment Options as part of a Special Money Market DCA Program, will terminate that Special Money Market DCA Program. Any amount remaining in the account for Special Money Market DCA after such a transfer will be transferred to the destination Investment Options according to your Special DCA allocation instructions.

EFFECT OF TRANSFERS TO THE GUARANTEED BENEFIT VARIABLE INVESTMENT OPTIONS

Contributions to the Account for Special Money Market DCA scheduled to be transferred into the Guaranteed Benefit Investment Options over the duration of the program will increase your GMIB and GMDB Benefit Base as of the effective date you contribute to a Special Money Market DCA Program.

EFFECT OF WITHDRAWALS

Except for withdrawals made under our Automatic RMD Withdrawal Service, any withdrawal from an account for Special Money Market DCA will terminate that Special Money Market DCA Program. Any amounts remaining in the account for Special Money Market DCA after the program terminates because of such a withdrawal will be transferred to the destination Investment Options according to your Special DCA allocation instructions. Any withdrawal which results in a reduction in the Special Money Market DCA amount previously included in your GMIB and GMDB Benefit Bases will reduce the benefit base as described in any applicable optional rider attached to your Contract.


AXA EQUITABLE LIFE INSURANCE COMPANY

/s/ Christopher M. Condron               /s/ Karen Field Hazin
-------------------------------------    ---------------------------------------
Christopher M. Condron                   Karen Field Hazin, Vice President,
President and Chief Executive Officer    Secretary and Associate General Counsel


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